21ST STREET PROPERTIES, LLC
OPERATING AGREEIVIENT
(A VIRGINIA MEMBER-MANAGED LIMITED LIABILITY COMPANY)

THIS OPERATING AGREEMENT, effective as of this 17TH day of December, 2021 by and among Tony Schmidt,("Schmidt"), Douglas W. Fuller, ("Fuller"), and Ben Berry,("Berry"), (the "Members"), who by their execution of this Operating Agreement ("Agreement") agree to become Members of 21ST , LLC, a Virginia limited liability company to be formed ("Company"), provides as follows:

RECITALS:

A.   The Company is to be organized as a limited liability company under the laws of the Commonwealth of Virginia.

B.   The Members wish to enter into this Operating Agreement to set forth the terms and conditions under which the management, business and financial affairs of the Company shall be conducted.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, covenants and conditions herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby covenant and agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

(a)   "Act" shall mean the Virginia Limited Liability Company Act, Code of Virginia 1950, as amended, 513.1-1000 et seq., and in force from time to time.

(b)   "Articles" shall mean the Articles of Organization of the Company to be filed, as may be amended and in force from time to time.

(c)   "Capital Account" shall mean as of any given date the amount calculated and maintained by the Company for each Member as provided in Section 5.05 hereof.

(d)   "Capital Contribution" shall mean any contribution to the capital of the Company by a Member in cash, property or services, or a binding obligation to contribute cash, property or services, whenever made. "Initial Capital Contribution" shall mean the initial contribution to the capital of the Company by a Member, as determined pursuant to Section 5.01 hereof.

(e)   "Code" shall mean the Internal Revenue Code of 1986, as may be amended, or corresponding provisions of subsequent superseding federal revenue laws.

(f)   "Company" shall refer to 21ST STREET PROPERTIES, LLC.

(g)   "Entity" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or other association.

(h)   "Membership Interest" shall mean the ownership interest of a Member in the Company, which may be expressed as a percentage equal to such Member's Capital Account divided by the aggregate Capital Accounts of all Members. The Membership Interests may be recorded and amended from time to time on a schedule attached to this Operating Agreement.

(i)   "Operating Agreement" shall mean this Operating Agreement, as originally executed and as amended from time to time.

(j)   "Person" shall mean any natural person or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such person or Entity where the context so admits.

ARTICLE II
PURPOSES AND POWERS OF COMPANY; EXCLUSIVE DEALINGS

Section 2.01 Purposes and Exclusive Dealings.

(a)   The purposes of the company shall be to own, acquire, manage, develop, lease, operate, buy, sell, exchange, finance, refinance, and otherwise deal with real estate, personal property, and any type of business, as the Members may from time to time deem to be in the best interests of the Company, including without limitation that certain one-half city block area of real property located in the Oceanfront area of the City of Virginia Beach as depicted in attached Exhibit A (the "Project"); and to engage in such other activities as are related or incidental to the Project, or otherwise allowable at law.

(b)   Each of the Members will expend significant time and resources in pursuit of the Project. Accordingly, by executing this Agreement, each of the Members hereby covenants and agrees not to enter into any agreement with any third party for the acquisition, development, and ownership of the Project. Instead, the Project shall be pursued exclusively by the Members acting together as set forth in this Agreement. The Members agree that the equitable remedy of a preliminary injunction, without bond, is appropriate in the event of as breach of this covenant.

Section 2.02 <u>Powers,</u> The Company shall have all powers and rights of a limited liability company organized under the Act to the extent such powers and rights are not proscribed by the Articles.

ARTICLE III
<u>MANAGEMENT AND PRINCIPAL OFFICE</u>

Section 3.01 <u>Management.</u> In all respects the Company will be managed by the Members.

Section 3.03 <u>Day-to-day Matters and Compensation.</u> One or more individuals may be designated by the Members to manage the Company's day-to-day matters, subject at all times to the direction and control of the Members. The Members will determine the compensation, if any, to be paid to such individuals. Unless otherwise agreed in advance in writing, the Members shall not be compensated for services rendered on behalf of the Company. Rather, it is intended that the Members' efforts rendered pursuant to their responsibilities described below, are to constitute part of the consideration for their respective Membership Interests.

Section 3.04 <u>Principal Office.</u> The principal office of the Company shall be located at such place as determined by the Members.

ARTICLE IV
THE MEMBERS' OBLIGATIONS AND POWERS

Section 4.01 <u>Obligations of the Members.</u> Each of the Members' entitlement to receive and retain its Membership Interest is conditioned on the fulfillment of the following obligations. In the event a Member fails to fulfill its obligation, as determined by a majority of the Members, then its Membership Interest is subject to dilution as determined by a majority of the Members.

(a) Fuller shall coordinate planning of the Project including negotiations with the City of Virginia Beach seeking the contribution of the City-owned library property ("Library") and for the City's pre-purchasing of public parking spaces within the Project. Fuller shall select an attorney to assist with Fuller's efforts, at Fuller's expense, to prepare all documents and contracts and otherwise to provide all legal services required in pursuit of the Project.

(b) Schmidt shall negotiate contracts, including option contracts, for the Company's purchase of the parcels of property to be included in the Project, including the Old City Library building.

(c) Berry shall provide all financing required for the Project, in a combination of equity and debt as determined to be acceptable to a majority of the Members.

Section 4.02 <u>In General</u>. Unless the express terms of this Operating Agreement specifically provide otherwise, the affirmative vote of a simple majority vote of the Members based on their percentage Membership Interests shall be necessary and sufficient in order to approve or consent to any matters that require the approval or consent of the Members.

Section 4.03 <u>Action by Members</u>. In exercising their rights as provided above, the Members shall act through meetings and/or written consents as provided in this Article.

Section 4.03 <u>Annual Meeting</u>. The Members may call an annual meeting of the Members which will be held on the first Wednesday in February of each year or at such other time as shall be determined by the Members.

Section 4.04 <u>Special Meetings</u>. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Members at the request of any Member.

Section 4.05 <u>Place of Meeting</u>. The place of any annual or special meeting of the Members shall be the principal office of the Company, unless another place, either within or outside the Commonwealth of Virginia, is designated by a majority of the Members. Meetings may be conducted in person, or by phone, by Zoom, Microsoft Teams or a similar online platform.

Section 4.06 <u>Notice of Meetings</u>. Written notice stating the place or online platform, day and hour of any meeting of the Members and, if a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than three (3) nor more than twenty (20) days before the date of the meeting, by email, by or at the direction of a majority of the Members, to each Member, unless the Act or the Articles require different notice.

Section 4.07 <u>Conduct of Meetings</u>. All meetings of the Members shall be presided over by an individual designated by the Members. The chairperson of any meeting of the Members shall determine the order of business and the procedure at the meeting, including regulation of the manner of voting and the conduct of discussion, and shall appoint a secretary of such meeting to take minutes thereof.

Section 4.08 <u>Waiver of Notice</u>. When any notice of a meeting of the Members is required to be given, a waiver thereof in writing signed by a Member entitled to such notice, whether <u>given before, at, or after the time</u> of the meeting as stated in such notice, shall be equivalent to the proper giving of such notice.

Section 4.09 Action by Written Consent. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if one or more written consents to such action are signed by the Members in accordance with applicable law.

ARTICLE V
CONTRIBUTIONS, CAPITAL ACCOUNTS, AND DISTRIBUTIONS

Section 5.01 Initial Capital Contributions. Each Member, upon the execution of this Operating Agreement, shall acquire its Membership Interest and make as an initial Capital Contribution in the amount shown on Exhibit B which is attached hereto.

Section 5.02 Required Capital Contributions. Other than their Initial Capital Contributions, and as specifically set forth below or as agreed by all of the Members, the Members are not required to make any Capital Contributions to the Company.

Section 5.03 Interest and Return of Capital Contribution. No Member shall receive any interest on its Capital Contribution. Except as otherwise specifically provided for herein, the Members shall not be allowed to withdraw or have refunded any Capital Contribution.

Section 5.04 Capital Accounts. Separate Capital Accounts shall be maintained for each Member in accordance with applicable federal income tax law and regulations.

Section 5.05 Distributions. All distributions of cash or other property to the Members shall be made to the Members in proportion to their respective Membership Interests. All distributions of cash or property shall be made at such time and in such amounts as determined by the Members.

Section 5.07 Allocations. All items of income, gain, loss, deduction and credit, whether resulting from the Company's operations or in connection with its liquidation, shall be allocated to the Members for federal, state and local income tax purposes in proportion to their respective Membership Interests.

ARTICLE VI
RECORDS, REPORTS. ETC.

Section 6.01 Records. The Company shall maintain and make available to the Members its records to the extent provided in the Act.

Section 6.02 Financial and Operating Statements and Tax Returns. Within seventy five (75) days from the close of each fiscal year of the Company, or as soon as practicable to provide accurate statements, the Company shall cause to be delivered to each Member a statement setting forth such

Member's allocable share of all tax items of the Company for such year, and all such other information as may be required to enable each Member to prepare its federal, state and local income tax returns in accordance with all then applicable laws, rules and regulations. The Company also shall cause to be prepared and filed all federal, state and local income tax returns required of the Company for each fiscal year.

Section 6.03 <u>Banking</u>. The funds of the Company shall be kept in one or more separate bank accounts in the name of the Company in such banks or other federally insured depositories as may be designated by the Company, or shall otherwise be invested in the name of the Company in such manner and upon such terms and conditions as may be designated by the Members. All withdrawals from any such bank accounts or investments established hereunder shall be made on such signature or signatures as may be authorized from time to time by the Company. Any account opened for the Company shall not be co-mingled with other funds of the Members or any other Person.

ARTICLE VII DISSOLUTION

Section 7.01 <u>Events of Dissolution</u>. It is intended that the Company will maintain its existence, retain ownership of the Project, and enjoy net rental profits from the Project that will be distributed periodically to the Members. However, the Company shall be dissolved upon the first to occur of the following:

(a)   Any event that under the Act or the Articles requires dissolution of the Company;

(b)   The unanimous written consent of the Members to the dissolution of the Company; or

(c)   The entry of a decree of judicial dissolution of the Company as provided in the Act.

Section 7.02 <u>Liquidation</u>. In the event of a dissolution of the Company, if any, it shall wind up its affairs and distribute its assets in accordance with the Act by either or a combination of both of the following methods as the Company shall determine:

(a)   Selling the Company's assets and, after the payment of Company liabilities, distributing the net proceeds therefrom to the Members in proportion to their Membership Interests and in satisfaction thereof; and/or

(b)   Distributing the Company's assets to the Members in kind with each Member accepting an interest in the Company's assets, subject to its liabilities, in satisfaction of its Membership Interest. The interest conveyed to each Member in such assets shall constitute a percentage of the entire interests in such assets equal to such Member's Membership Interest.

Section 7.03 <u>Liquidating Distributions</u>. In the event of liquidation, the Company assets (including any cash on hand) shall be distributed in the following order and in accordance with the following priorities:

(a) First, to the payment of the Company's debts and liabilities;

(b) Second, to the setting up of any reserves that the Company (or the person or persons carrying out the liquidation) deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company; and

(c) Third, to the Members in proportion to their respective Membership Interests.

ARTICLE VIII
MISCELLANEOUS PROVISIONS

Section 8.01 <u>Attorneys' Fees</u>. In the event any Member brings an action to enforce any provision of this Operating Agreement against the Company, or any other Member, whether such action is at law, in equity or otherwise, the prevailing party shall be entitled, in addition to any other rights or remedies available to it, to collect from the non-prevailing party or parties the reasonable costs and expenses incurred in the investigation preceding such action and the prosecution of such action, including but not limited to reasonable attorney's fees and court costs.

Section 8.02 <u>Notices</u>. Whenever, under the provisions of the Act or other law, the Articles or this Operating Agreement, notice is required to be given to any Person, it shall not be construed to mean exclusively personal notice unless otherwise specifically provided, but such notice may be given in writing, (a) by email, to the email address for the recipient set forth in Exhibit B, or (b) by mail, addressed to the mailing address of the recipient as set forth in Exhibit B, with postage thereon prepaid. Any such notice shall be deemed to have been given at the time it is transmitted by email or deposited in the United States mail, properly addressed. Notice to a Person may also be given personally.

Section 8.03 <u>Application of Virginia Law</u>. This Operating Agreement and the interpretation hereof, shall be governed exclusively by its terms and by the laws of the Commonwealth of Virginia, without reference to its choice of law provisions, and specifically the Act.

Section 8.04 <u>Amendments</u>. No amendment or modification of this Operating Agreement shall be effective except as adopted pursuant to Section 4.02(a) of this Operating Agreement by the Members.

Section 8.05 <u>Construction</u>. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and vice versa.

Section 8.06 <u>Headings</u>. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

Section 8.07 <u>Waivers</u>. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 8.08 <u>Rights and Remedies Cumulative</u>. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

Section 8.09 <u>Severability</u>. If any provision of this Operating Agreement or the application thereof to any Person or circumstance shall be invalid, illegal, or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

Section 8.10 <u>Successors and Assigns</u>. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective legal representatives, successors and assigns. In the event of an assignment of any portion, or all, of a Membership Interest in compliance with this Agreement, the assignee shall, for all purposes, be considered to be a Member.

Section 8.11 <u>Creditors</u>. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditor of the Company or of a Member.

Section 8.12 <u>Counterparts</u>. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Section 8.13 <u>Entire Agreement</u>. This Operating Agreement sets forth all the promises, agreements, conditions and understandings between the parties respecting the subject matter hereof and supersedes all prior negotiations, conversations, discussions, correspondence, memoranda and agreements between the parties concerning such subject matter.

Section 8.14. <u>Drafting.</u> The Members acknowledge that Douglas Kahle, Esq. ("Kahle") served as a scrivener as he drafted this Agreement at the request of the Members. Each Member further acknowledges and agrees that Kahle did not represent its separate interest and that it will indemnify and hold him harmless from any claim for damages relating to the member's rights and obligations as herein set forth.

Section 8.15. <u>Limited Assignment</u>. Each of the Members may assign their respective Membership Interest to a Virginia limited liability company to be formed.

The undersigned Members hereby agree, acknowledge and certify that the foregoing constitutes the sole and entire Operating Agreement of the Company as of the date first written above.

MEMBERS:

TONY SCHMIDT



_____

BEN BERRY



_____

DOUGLAS W. FULLER



_____

Operating Agreement for
21ST STREET, LLC



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EXHIBIT

A

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EXHIBIT "B"
TO OPERATING AGREEMENT OF
21ST STREET PROPERTIES, LLC

Names of Members	Description of Initial Capital Contribution	Membership Interest
DOUGLAS W. FULLER	$100	1/3
TONY SCHMIDT	$100	1/3
BEN BERRY	$100	1/3